CONFIDENTIAL TREATMENT REQUESTED BY WAVE LIFE SCIENCES LTD. PURSUANT TO 17 C.F.R. §200.83

December 2, 2019

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Mary Mast and Frank Wyman

Re:	Wave Life Sciences Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 1, 2019

File No. 001-37627

Dear Ms. Mast and Mr. Wyman:

Wave Life Sciences Ltd. (the “Company” or “Wave”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 26, 2019 (the “Comment Letter”) with regards to the Company’s Annual Report on Form 10-K for the period ended December 31, 2018 filed with the Commission on March 1, 2019 (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold and italics followed by the Company’s response.

1.	Please provide us the following terms governing the Takeda collaboration, as well as your consideration of providing additional disclosure pursuant to ASC 606-10-50.

•	Quantify the amount allocated to each performance obligation.

Background

In February 2018, Wave Life Sciences USA, Inc. (“Wave USA”) and Wave Life Sciences UK Limited (“Wave UK”) entered into a global strategic collaboration (the “Takeda Collaboration Agreement”) with Takeda Pharmaceutical Company Limited (“Takeda”), pursuant to which Wave USA, Wave UK and Takeda agreed to collaborate on the research, development and commercialization of oligonucleotide therapeutics for disorders of the Central Nervous System (“CNS”). The Takeda Collaboration Agreement provides Wave with at least $230.0 million in committed cash and Takeda with the option to co-develop and co-commercialize Wave’s CNS development programs in (1) Huntington’s disease (“HD”); (2) amyotrophic lateral sclerosis (“ALS”) and frontotemporal dementia (“FTD”); and (3) Wave’s discovery-stage program targeting ATXN3 for the treatment of spinocerebellar ataxia 3 (“SCA3”) (collectively, “Category 1 Programs”), which Wave will have the right to co-commercialize in the United States. In addition, Takeda will have the right to exclusively license multiple preclinical programs for CNS disorders, including Alzheimer’s disease and Parkinson’s disease (collectively, “Category 2 Programs”). In April 2018, the Takeda Collaboration Agreement became effective and Takeda paid Wave $110.0 million as an upfront payment. Takeda also agreed to fund Wave’s research and preclinical activities in the amount of $60.0 million during the four-year research term and to reimburse Wave for any collaboration-budgeted research and preclinical expenses incurred by Wave that exceed that amount.

Simultaneously with Wave USA and Wave UK’s entry into the Takeda Collaboration Agreement, the Company entered into a share purchase agreement with Takeda (the “Takeda Equity Agreement,” and together with the Takeda Collaboration Agreement, the “Takeda Agreements”) pursuant to which it agreed to sell to Takeda 1,096,892 of its ordinary shares at a purchase price of $54.70 per share. In April 2018, the Company closed the share purchase pursuant to the Takeda Equity Agreement and received aggregate cash proceeds of $60.0 million.

With respect to Category 1 Programs, Wave will be responsible for researching and developing products and companion diagnostics for Category 1 Programs through completion of the first proof of mechanism study (“POM”) for such products. Takeda will have an exclusive option for each target and all associated products and companion diagnostics for such target, which it may exercise at any time through completion of POM. If Takeda exercises this option, Wave will receive an opt-in payment and will lead manufacturing and joint clinical co-development activities and Takeda will lead joint co-commercial activities in the United States and all commercial activities outside of the United States. Global costs and potential profits will be shared 50:50 and Wave will be eligible to receive development and commercial milestone payments. In addition to its 50% profit share, Wave is eligible to receive option exercise fees and development and commercial milestone payments for each of the Category 1 Programs.

With respect to Category 2 Programs, Wave has granted Takeda the right to exclusively license multiple preclinical programs during a four-year research term (subject to limited extension for programs that were initiated prior to the expiration of the research term, in accordance with the Takeda Collaboration Agreement) (“Category 2 Research Term”). During that term, the parties may collaborate on preclinical programs for up to six targets at any one time. Wave will be responsible for researching and preclinically developing products and companion diagnostics directed to the agreed upon targets through completion of IND-enabling studies in the first major market country. Thereafter, Takeda will have an exclusive worldwide license to develop and commercialize products and companion diagnostics directed to such targets, subject to Wave’s retained rights to lead manufacturing activities for products

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

directed to such targets. Takeda will fund Wave’s research and preclinical activities in the amount of $60.0 million during the research term and will reimburse Wave for any collaboration-budgeted research and preclinical expenses incurred by Wave that exceed that amount. Wave is also eligible to receive tiered high single-digit to mid-teen royalties on Takeda’s global commercial sales of products from each Category 2 Program.

The Company assessed this arrangement in accordance with ASC 606-10-25-14 and identified the following under the arrangement to be considered: (1) the non-exclusive, royalty-free research and development license for each Category 1 Program; (2) the research and development services for each Category 1 Program through POM; (3) the right to exclusively license the Category 2 Programs; and (4) the research and preclinical development services of the Category 2 Programs through completion of IND-enabling studies. The research and development services for each Category 1 Program were determined not to be distinct from the research and development license and were therefore combined into a single performance obligation for each Category 1 Program. The research and preclinical development services for the Category 2 Programs were determined not to be distinct from the exclusive licenses for the Category 2 Programs and were therefore combined into a single performance obligation.

Additionally, in accordance with ASC 606-10-55-42 the Company determined that the exclusive options to license, co-develop and co-commercialize each Category 1 Program were priced at a discount and, as such, provide material rights to Takeda, representing three separate performance obligations. Based on these assessments, the Company identified a total of seven performance obligations in the Takeda Collaboration Agreement: (1) research and development services through completion of POM and non-exclusive research and development license for HD; (2) research and development services through completion of POM and non-exclusive research and development license for ALS and FTD; (3) research and development services through completion of POM and non-exclusive research and development license for SCA3; (4) the material right provided for the exclusive option to license, co-develop and co-commercialize HD; (5) the material right provided for the exclusive option to license, co-develop and co-commercialize ALS and FTD; (6) the material right provided for the exclusive option to license, co-develop and co-commercialize SCA3; and (7) the research and preclinical development services and right to exclusively license the Category 2 Programs.

Based on the Company’s application of ASC 606, the Company has determined that the amount of the transaction price allocated to each performance obligation is as follows:

Performance Obligation		Allocated Transaction Price (000’s)
1	Research and development services through completion of POM and non-exclusive research and development license for HD	[***]
2	Research and development services through completion of POM and non-exclusive research and development license for ALS and FTD	[***]

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

3	Research and development services through completion of POM and non-exclusive research and development license for SCA3	[***]
4	The material right provided for the exclusive option to license, co-develop and co-commercialize HD	[***]
5	The material right provided for the exclusive option to license, co-develop and co-commercialize ALS and FTD	[***]
6	The material right provided for the exclusive option to license, co-develop and co-commercialize SCA3	[***]
7	The research and preclinical development services and right to exclusively license the Category 2 Programs	[***]

TOTAL		$170,000

Page F-18 of the Form 10-K states that, “The aggregate amount of the transaction price allocated to the Company’s unsatisfied and partially unsatisfied performance obligations and recorded in deferred revenue at December 31, 2018 is $160.4 million, of which $94.1 million is included in current liabilities.” The Company believes that this disclosure addresses the requirements of ASC 606-10-50-13, and believes that more disaggregated disclosure regarding allocation of the transaction price to individual performance obligations is neither material nor useful to investors.

•	Describe and quantify the methods and assumptions used to determine standalone selling price for each collaboration.

Per ASC 606-10-32-28, the objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.

Per ASC 606-10-32-29, to meet the allocation objective, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis in accordance with paragraphs 606-10-32-31 through 32-35, except as specified in paragraphs 606-10-32-36 through 32-38 (for allocating discounts) and paragraphs 606-10-32-39 through 32-41 (for allocating consideration that includes variable amounts).

Per ASC 606-10-32-31, to allocate the transaction price to each performance obligation on a relative standalone selling price basis, an entity shall determine the standalone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those standalone selling prices.

Per ASC 606-10-32-33, if a standalone selling price is not directly observable, an entity shall estimate the standalone selling price at an amount that would result in the allocation of the transaction price meeting the allocation objective in paragraph 606-10-32-28. When estimating a

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

standalone selling price, an entity shall consider all information (including market conditions, entity-specific factors, and information about the customer or class of customer) that is reasonably available to the entity. In doing so, an entity shall maximize the use of observable inputs and apply estimation methods consistently in similar circumstances.

Performance Obligations 1, 2 and 3

In order to estimate the standalone selling price for performance obligations 1, 2 and 3 above, the Company considered ASC 606-10-32-34 and utilized a cost plus margin approach. The Company forecasted the expected costs to be incurred from contract inception through the estimated potential option exercise date for each Category 1 Program plus an estimated profit margin.

Performance Obligations 4, 5 and 6

In order to estimate the standalone selling price for performance obligations 4, 5 and 6 above, the Company considered ASC 606-10-32-34 and utilized an adjusted market assessment approach. The Company estimated the value of each Category 1 Option by performing a discounted cash flow analysis (“DCF”) as of the estimated potential option exercise date for each Category 1 Program. The estimated free cash flow for each Category 1 Program was reduced by 50% to reflect the 50:50 co-development / co-commercialization post option exercise, and then further adjusted for the estimated probability of reaching the commercial stage from the estimated potential option exercise date. Assumptions in the DCF for each Category 1 Program included patient population, annual cost of therapy (pricing), and the discount rate, among others.

The net present value of the DCF for each Category 1 Target was compared to the payments that Takeda would be required to make before achieving the commercial stage for each Category 1 Program (option fee plus the net present value (as of estimated potential option exercise date) of any development milestones to be paid). As the net present value of each DCF exceeded Takeda’s required payments for each such Category 1 Program, the excess amount was reduced by the probability of achieving POM. The resulting probability-adjusted discount was considered a material right and was determined to be the estimated standalone selling price for each performance obligation 4, 5 and 6.

Performance Obligation 7

In order to estimate the standalone selling price for performance obligation 7, the Company considered ASC 606-10-32-34 and utilized a cost plus margin approach. The Company estimated the value of the Category 2 services by totaling (1) the $60 million minimum funding, and (2) the estimated costs incurred by the Company for the Company’s CNS programs subject to potential nomination under Category 2 as of the contract inception date plus an estimated profit margin.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

In future filings with the Commission beginning with the Company’s Annual Report on Form 10-K for the period ended December 31, 2019, the Company agrees to revise its disclosure to describe the methods and assumptions used to determine the standalone selling price for each performance obligation in accordance with ASC 606-10-50-20(c) by adding the following to its Collaboration Agreements footnote:

Proposed New Disclosure: “The Company allocated the transaction price to the performance obligations on a relative standalone selling price basis. For the performance obligations associated with the research and development services through completion of the first proof of mechanism and non-exclusive research and development license for HD; the research and development services through completion of the first proof of mechanism and non-exclusive research and development license for ALS and FTD; the research and development services through completion of the first proof of mechanism and non-exclusive research and development license for SCA3; and the research and preclinical development services and right to exclusively license the Category 2 Programs, the Company determined the standalone selling price using estimates of the costs to perform the research and development services, including expected internal and external costs for services and supplies, adjusted to reflect a profit margin. The total estimated cost of the research and development services reflected the nature of the services to be performed and the Company’s best estimate of the length of time required to perform the services. For the performance obligations associated with the material right provided for the exclusive option to license, co-develop and co-commercialize HD; the material right provided for the exclusive option to license, co-develop and co-commercialize ALS and FTD; and the material right provided for the exclusive option to license, co-develop and co-commercialize SCA3, the Company estimated the standalone fair value of the option to license each Category 1 Program utilizing an adjusted market assessment approach, and determined that any standalone fair value in excess of the amounts to be paid by Takeda associated with each option represented a material right.”

•

Provide a range of milestone and other payment obligations to be received by stage (e.g. development, regulatory and commercialization). Also, tell us your consideration of disclosing individually material milestones.

Under the terms of the Takeda Collaboration Agreement, Wave is eligible to receive option exercise fees and development and commercial milestone payments for each of the Category 1 Programs. Wave is also eligible to receive tiered high single-digit to mid-teen royalties on Takeda’s global commercial sales of products from each Category 2 Program. Assuming Takeda advances six Category 2 programs that achieve development, regulatory and commercial milestones, Wave would be eligible to receive more than $2 billion in cash milestone payments, of which more than $1 billion would be in precommercial milestone payments.

Based on the assumptions described above, the Company calculated that the range of potential milestone and other payment obligations to be received by stage would be approximately the following:

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

Stage	Range (000’s)
Development	[***]
Regulatory	[***]
Commercial	[***]
TOTAL	More than $2 billion

The Company has disclosed in its Form 10-K on page F-17, that “Wave is eligible to receive option exercise fees and development and commercial milestone payments for each of the Category 1 Programs.” Page F-17 of the Form 10-K also states that “Wave is also eligible to receive tiered high single-digit to mid-teen royalties on Takeda’s global commercial sales of products from each Category 2 Program.” The Company considers that additional description or disaggregation of the development, regulatory and commercial milestones would not provide investors with useful information because:

•	As a result of the long term and contingent nature of these milestones, the Company does not believe that disaggregated disclosure regarding individual milestones is material to investors.

•

The Company has previously submitted applications to the Commission’s Division of Corporation Finance under Rule 406 and Rule 24b-2, as applicable, requesting confidential treatment for, among other provisions, the individual milestones under the Takeda Collaboration Agreement, which, as noted above, the Company believes are not, on an individual basis, material to investors and disclosure of which the Company believes would be competitively harmful.

•

In addition, the Company does not believe the disclosure of such amounts is required under ASC 606 as they are not included in the transaction price as all milestone amounts were fully constrained at the inception of the Takeda Collaboration Agreement. Specifically, ASC 606-10-50-15 includes guidance that states, “In addition, an entity shall explain whether any consideration from contracts with customers is not included in the transaction price and, therefore, not included in the information disclosed in accordance with paragraph 606-10-50-13. For example, an estimate of the transaction price would not include any estimated amounts of variable consideration that are constrained”. As disclosed on F-18 of the Form 10-K, “the Company will reevaluate the transaction price at the end of each reporting period and, as uncertain events are resolved or other changes in circumstances occur, and if necessary, will adjust its estimate of the transaction price.”

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

•	It appears that the amount paid by Takeda for the purchase of 1,096,892 shares included a premium over the fair value of your stock on the date of purchase. Clarify how you accounted for the premium.

The Company determined the fair value of the equity was the $60.0 million (1,096,892 shares at $54.70 per share). This agreement was executed on Monday, February 19, 2018, which was a holiday (markets were closed) and the day on which Takeda committed to purchase Wave’s shares. The $54.70 price per share was the closing price on Nasdaq on the previous trading day (Friday, February 16, 2018), representing the fair value per share on that date. Because the negotiated price per share upon entering into the agreement ($54.70 per share) on Monday February 19, 2018 was deemed to be representative of fair value at the time of the agreement to purchase the shares, the Company does not believe that the fact that the market price was subsequently lower than $54.70 on the day that the previously agreed Takeda purchase closed represented the purchase of shares at a premium over the fair value of Wave’s shares.

2.

Please provide us the following information regarding licenses that you received under your collaboration agreements with Pfizer and Takeda and your consideration of providing additional disclosure under ASC 606.

The Takeda Collaboration Agreement includes reciprocal licenses to allow the Company and Takeda to perform their required obligations under the terms of the agreement. The Company has no expected financial obligations related to these licenses.

Under the Research, License and Option Agreement (as amended in November 2017, the “Pfizer Collaboration Agreement”) with Pfizer, Inc. (“Pfizer”), Wave has the right (but not the obligation) to designate therapeutic targets for stereochemically controlled oligonucleotide therapies involving ssRNAi or antisense oligonucleotide (or any combination thereof) applications only for research, development and commercialization, incorporating Pfizer’s technology. The Company’s current development plans do not contemplate utilization of the licenses to the Pfizer technology that the Company received under the Pfizer Collaboration Agreement.

The Company agrees to disclose this in future filings with the Commission beginning with the Company’s Annual Report on Form 10-K for the period ended December 31, 2019, by adding the following to its Collaboration Agreements footnote:

Proposed New Disclosure: “The Company is not currently utilizing Pfizer’s hepatic targeting technology in any of its own hepatic programs that are outside of the scope of the Pfizer Collaboration Agreement.”

•	Provide a range of future milestone obligations by stage that you may be required to pay to Pfizer and Takeda (e.g. development, regulatory and commercialization).

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

As noted above, as long as the Company continues to not use Pfizer technology in its own programs, which it currently expects to be the case, the Company has no future milestone obligations under either the Takeda Collaboration Agreement or the Pfizer Collaboration.

•	Tell us your consideration of including disclosure relating to your obligations on page 95 under the Contractual Obligation Table.

As noted above, as long as the Company continues to not use Pfizer technology in its own programs, which it currently expects to be the case, the Company has no future milestone obligations under either the Takeda Collaboration Agreement or the Pfizer Collaboration and, as a result, the Company’s Contractual Obligations Table does not reflect any such obligations.

•	Provide a description and quantification of other possible future obligations that you may be required to pay under these two collaboration agreements.

As noted above, as long as the Company continues to not use Pfizer technology in its own programs, which it currently expects to be the case, the Company has no additional future obligations under either the Takeda Collaboration Agreement or the Pfizer Collaboration.

•

Explain your basis for excluding discussion of governance by a joint steering committee, as described in the Takeda collaboration agreement. Also, tell us your consideration of including your obligations under the joint steering committee as a separate performance obligation.

The Takeda Collaboration Agreement requires that the work performed by the parties to the agreement be overseen by a Joint Steering Committee (“JSC”). The JSC is comprised of six members, three from Wave and three from Takeda. The JSC is tasked with monitoring and providing strategic oversight of the activities under the agreement and facilitating communication between the parties with respect to the collaboration compounds, collaboration products, and companion diagnostics directed to any collaboration target. In the event of disagreement at the JSC, the executive officers of each party will work to resolve the disagreement. If unsuccessful, any critical matters will be referred to expedited arbitration.

The performance of participating on the JSC is highly interrelated with the Company’s other responsibilities under the agreement, such as the research and development services, regulatory services, and manufacturing services. Therefore, the Company determined that its participation on the JSC is not distinct from the seven other performance obligations that it identified under the agreement.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

The Company agrees to expand on its disclosure in future filings with the Commission, beginning with the Company’s Annual Report on Form 10-K for the period ended December 31, 2019, by adding the following to its Collaboration Agreements footnote:

Proposed New Disclosure: “The Takeda Collaboration is managed by a joint steering committee in which both parties are represented equally. The JSC is tasked with overseeing the scientific progression of each Category 1 Target and the Category 2 Programs.”

3. You state on page F-18 that at December 31, 2018, deferred revenue under the Takeda agreement was $160.4 million, of which $94.1 million was included in current liabilities. At September 30, 2019, deferred revenue under this agreement was $152.8 million, of which $93.6 million was included in current liabilities, while revenue recognized for the nine months ended September 30, 2019 was $17.2 million. Please demonstrate for us how revenue recognized was consistent with the expected research term governing each performance obligation, including how associated incurred FTE hours compared to total expected FTE hours. Also, provide us additional information for each collaboration that will facilitate an understanding of the nature, timing and uncertainty of revenue recognized to date and to be recognized in future periods.

The Company acknowledges the Staff’s comment. The Company notes that the $17.2 million referenced in the comment represents revenue recognized since inception of the agreement and not for the nine months ended September 30, 2019. The actual amount recognized for the nine months ended September 30, 2019 is $7.4 million, which reflects the change in deferred revenue between December 31, 2018 and September 30, 3019.

With respect to the amount of deferred revenue classified as current, as noted in the Company’s response to Comment 1 above, approximately $[***] of the $170 million transaction price was allocated to the performance obligation associated with the material right provided for the exclusive option to license, co-develop and co-commercialize Wave’s HD program. As described on page F-18 of the Form 10-K, “The amount allocated to the material right for each Category 1 Program option will be recognized on the date that Takeda exercises each respective option, or immediately as each option expires unexercised. The amounts received that have not yet been recognized as revenue are recorded in deferred revenue on the Company’s consolidated balance sheet.”

As of the date of filing the Form 10-K, as noted on page 5 of the Form 10-K, the Company expected to deliver topline clinical data from the PRECISION-HD trials in the first half of 2019. The PRECISION-HD trials are expected to represent POM for the Company’s HD program. As noted on page 5 of the Form 10-K, Takeda can exercise its exclusive option for each target and all associated products and companion diagnostics for such target at any time through completion of POM (plus a modest post-study decision period thereafter). Based on the expectation that topline data from the PRECISION-HD trials would be delivered in the first half of 2019, the approximately $[***] of deferred revenue associated with the material right provided for the exclusive option to license, co-develop and co-commercialize Wave’s HD program was included in current liabilities in the Form 10-K.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

As of the filing date of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Commission on November 5, 2019 (the “Form 10-Q for Q3 2019”), as stated on page 22 of the Form 10-Q for Q3 2019, the Company provided updated guidance, specifically that it expected to deliver topline clinical data from the four multi-dose cohorts of its PRECISION-HD2 trial by the end of 2019. The Company also expected that the first two multi-dose cohorts of the PRECISION-HD1 trial would be completed by the end of 2019, and expected topline clinical data from the four multi-dose cohorts of the PRECISION-HD1 trial in early 2020. Based on these revised expectations and a change in the timing of the Company’s expected data readouts, the approximately $[***] of deferred revenue associated with the material right provided for the exclusive option to license, co-develop and co-commercialize Wave’s HD program was again included in current liabilities in the Form 10-Q for Q3 2019.

Revenue for performance obligations 1, 2 and 3 (see the Company’s response to Comment 1 above) is recognized as costs are incurred, proportional to total forecasted costs from contract inception through estimated potential option exercise date for each Category 1 Program. Actual external costs and FTE costs are tracked by program each quarter. Estimated costs to be incurred prior to estimated potential option exercise date are reevaluated each quarter based on then current estimated potential option exercise date and costs to be incurred prior to that date. Revenue for performance obligation 7 (see the Company’s response to Comment 1 above) is recognized as costs are incurred, proportional to total forecasted costs from contract inception through the end of the Category 2 research period. Actual external costs and actual FTE costs for Category 2 programs are tracked each quarter. Total estimated costs are initially equal to the $60 million minimum funding for the Category 2 research services. If total budgeted Category 2 research expenses exceed $60 million in the future, the total estimated costs will be increased to equal the total budgeted costs for Category 2 services for purposes of calculating revenue.

Drug discovery and development is inherently unpredictable. Typically, it takes many years to develop and commercialize a therapeutic product from the time it is discovered to when it becomes available for treating patients. Further, drug development is a capital-intensive and highly speculative undertaking that involves a substantial degree of risk. The scientific discoveries that form the basis of Wave’s efforts to discover and develop new product candidates, including research into the relationships between oligonucleotide stereochemistry and pharmacology, are a relatively new and evolving area of research and development. As additional information becomes available in a given period, estimated total costs from contract inception through an estimated potential option exercise date for each Category 1 Program, and estimated total costs of the Category 2 Programs, fluctuate, as does the expected timing of those costs. These fluctuations in expected costs and expected timing of costs impact the revenue recognized in a given period, as well as the classification of deferred revenue between current liabilities and long-term liabilities.

Page F-18 of the Form 10-K includes the following disclosure: “The aggregate amount of the transaction price allocated to the Company’s unsatisfied and partially unsatisfied performance obligations and recorded in deferred revenue at December 31, 2018 is $160.4 million, of which $94.1 million is included in current liabilities. The Company expects to

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

recognize revenue for the portion of the deferred revenue that relates to the research and development services for each Category 1 Program and the Category 2 Programs as costs are incurred over the remaining research term. The Company expects to recognize revenue for the portion of the deferred revenue that relates to the material right for each Category 1 Program option upon Takeda’s exercise of such option, or immediately as each option expires unexercised.” ASC 606-10-50-13 requires disclosure including an explanation of when the entity expects to recognize as revenue the amount disclosed in accordance with paragraph 606-10-50-13(a) on either a quantitative or qualitative basis. The Company believes that the disclosure on Page F-18 of the Form 10-K addresses the requirements of ASC 606-10-50-13.

*        *        *

We hope the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned, Keith Regnante at (617) 949-2979 or electronically at kregnante@wavelifesci.com or Linda Rockett at (617) 949-2952 or electronically at lrockett@wavelifesci.com with any comments or questions. We thank you for your time and attention.

Sincerely,

/s/ Keith C. Regnante
Keith C. Regnante
Chief Financial Officer
Wave Life Sciences Ltd.

cc:	Linda Rockett, SVP, General Counsel, Wave Life Sciences Ltd.

John T. Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.